UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ___________ to ___________

COMMISSION FILE NUMBER    001-12307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ZIONS BANCORPORATION PAYSHELTER 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIONS BANCORPORATION
One South Main, 15th Floor
Salt Lake City, Utah  84111

INDEX

Page

(a)	Financial Statements and Supplemental Schedules –
Zions Bancorporation Payshelter 401(k) and
	Employee Stock Ownership Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 – Consent of Independent Registered
	Public Accounting Firm	F-3

Financial Statements and Supplemental Schedules

ZIONS BANCORPORATION PAYSHELTER 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2006 and 2005 and for the
Year Ended December 31, 2006

with Report of Independent Registered Public Accounting Firm

        F-1

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

As of December 31, 2006 and 2005 and for the
Year Ended December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits	1
Statements of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11
Schedule H, Line 4j – Schedule of Reportable Transactions	12

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                             /s/ ERNST & YOUNG LLP

Salt Lake City, Utah
June 27, 2007

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments at fair value:
Short-term investment fund	$4,500,549	$-
Zions Bancorporation common stock	289,725,170	251,765,703
Guaranteed income fund	-	32,235,270
Pooled separate accounts	-	131,828,388
Common collective trust	49,964,402	-
Registered investment companies	227,290,271	-
Real estate joint venture	345,484	-
Participant loans	7,960,751	5,303,044
	579,786,627	421,132,405

Receivables:
Participant contributions	446,931	780,989
Employer contributions	17,775,362	13,971,848
	18,222,293	14,752,837

Net assets reflecting all investments at fair value	598,008,920	435,885,242

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts
in common collective trust	599,078	-
Net assets available for benefits	$598,607,998	$435,885,242

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Investment income:
Net appreciation in fair value of investments	$37,555,386
Interest and dividends	17,028,459
54,583,845

Contributions:
Participant	32,007,172
Employer	31,929,610
Rollovers	2,354,921
66,291,703

Transfer from affiliated plan	82,882,713

Total additions	203,758,261

Deductions
Benefits paid directly to participants	41,035,505

Net increase	162,722,756

Net assets available for benefits:
Beginning of year	435,885,242
End of year	$598,607,998

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2006

1.  Description of Plan

The following description of the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a pretax salary reduction arrangement with a specified employer matching contribution and a discretionary noncontributory profit sharing feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  From time to time, the Plan has been restated and amended.  Effective July 3, 2006, Fidelity Management Trust Company (“Fidelity”) became the trustee of the Plan.  Prior to that date, Prudential Financial, Inc. (“Prudential”) was the trustee of the Plan.  Zions Bancorporation (“the Company”) is the Plan sponsor.  The Company’s Benefits Committee (“the Benefits Committee”) administers the Plan.

Eligibility

Participation in the Plan is voluntary.  Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate.  To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service.

Contributions

Participants may contribute from 1% to 5% of their pretax annual compensation for which the Company provides a matching contribution of 100% for the first 3% of the participant’s compensation and 50% for the remaining 2%.  Overall, participants may contribute up to 80% of their pretax annual compensation subject to the annual maximum allowed participant contribution, which was $15,000 for 2006.  Under applicable law, participants attaining the age of 50 during or prior to 2006 are eligible to make catch-up contributions.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.  Description of Plan (continued)

Contributions (continued)

Contributions by the Company under the noncontributory profit sharing feature are discretionary and may range up to 6.0% of participants’ compensation, based on the Company’s return on average common equity, as defined, for the Plan year.  Subsequent to the end of the Plan year, the Company approved and contributed $17,272,959 and $13,578,691 under the noncontributory profit sharing feature for the 2006 and 2005 Plan years, respectively.  Included in these amounts are forfeitures of $1,063,309 for 2006 and $378,691 for 2005.  The contribution amounts were 4.0% of participants’ compensation for both years and were included with employer contributions receivable in the statements of net assets available for benefits.

The Plan allows rollovers by participants from nonaffiliated qualifying plans.

Participant Accounts

Each participant’s fund account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings.  Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan.  Certain investment transaction expenses are charged to the participants’ accounts.

Vesting and Payment of Benefits

Participant and Company matching contributions plus investment earnings are immediately vested; however, Company contributions under the noncontributory profit sharing feature do not vest until the participant attains five years of vesting service.  Nonvested amounts forfeited by terminated participants are used to reduce future Company profit sharing contributions.  Participants are 100% vested if employed by the Company when normal retirement age is attained.  Benefits are paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions.  Benefits are paid in shares of stock, cash, or a combination of the two, depending on the participant’s investment options.

 Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.      Description of Plan (continued)

Investment Options

Participant contributions can be directed subject to Plan provisions into various Plan investment options, which do not include the Company’s common stock.  The Company’s matching contributions and amounts contributed under the noncontributory profit sharing feature are invested in the Company’s common stock.  Participants with five years of service may diversify certain of their existing investments in the Company’s common stock to other Plan investments.  Effective January 1, 2007, along with other changes, the Plan was amended to allow the Company’s common stock as an investment option and to discontinue the five-year service requirement for diversification.

Participant Loans

Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance as defined.  Loan terms cannot exceed five years, or ten years if used for the purchase of a primary residence.  The loans are secured by the balance in the participants’ accounts and are repaid at a reasonable rate of interest through direct payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.

2.      Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared using the accrual basis of accounting.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.      Significant Accounting Policies (continued)

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”).  The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans.  The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan adopted the provisions of the FSP as of December 31, 2006.

As required by the FSP, investments in the accompanying statements of net assets available for benefits that include fully benefit-responsive investment contracts are recognized at fair value with a corresponding adjustment to reflect those investments at contract value.  Contract value, which represents contributions under the contract plus interest credited at contract rates less withdrawals and administrative expenses, is the relevant measurement for that portion of the net assets available for benefits because it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005 presented for comparative purposes; however, there was no adjustment because the fair value of the Prudential guaranteed income fund equaled the contract value at December 31, 2005.  During 2006, the Plan held investment contracts subject to the FSP through participation in the Fidelity Managed Income Portfolio II – Class I, a common collective trust.  Adoption of the FSP had no effect on the statement of changes in net assets available for benefits.

Valuation of Investments and Income Recognition

The short-term investment fund is valued at cost which approximates market value.  The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year.  The Prudential guaranteed income fund and pooled separate accounts were discontinued when the trustee was changed.  The guaranteed income

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.      Significant Accounting Policies (continued)

fund was an investment contract that paid interest at a fixed rate for a defined period of time.  Because the fund had fully benefit-responsive features, it was stated at contract value as determined by the trustee, which equaled fair value.  The fund was credited with earnings from the underlying investments and charged for participants’ withdrawals and administrative expenses.  Participation units in the common collective trust are valued at a unit price determined by the portfolio’s sponsor based on the underlying assets held by the portfolio.  Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.  Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Administrative Expenses

The Company currently pays the administrative expenses; however, the Plan may pay these expenses, as determined by the Benefits Committee.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Concentration of Investments

The Plan’s net assets available for benefits at December 31, 2006 and 2005 include investments in the Company’s common stock of $289,725,170 (3,514,290 shares) and $251,765,703 (3,331,997 shares), respectively.  These investments represent a 3.29% and 3.17% ownership of the Company’s outstanding common stock at December 31, 2006 and 2005, respectively.  The fair value of these investments is subject to market fluctuations.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3.      Investments

The trustee of the Plan, as identified in Note 1, holds the Plan’s investments and executes all investment transactions.  The fair value of individual investments that represents 5% or more of the fair value of the Plan’s net assets available for benefits is as follows:

	December 31,
	2006	2005

Zions Bancorporation common stock*	$289,725,170	$251,765,703
Prudential Retirement Insurance
Guaranteed Income Fund		32,235,270
Fidelity Managed Income Portfolio II – Class 1	49,964,402

*Nonparticipant-directed

The net guaranteed crediting interest rate for the Prudential Retirement Insurance Guaranteed Income Fund was 3.65% at June 30, 2006 and 3.45% at December 31, 2005.  The estimated average yield was 3.51% annualized for the six months ended June 30, 2006 and 3.45% for the year ended December 31, 2005.  As discussed in Note 2, the Prudential guaranteed income fund was terminated as of June 30, 2006 when the Plan changed trustees from Prudential to Fidelity.  The amount transferred by Prudential to Fidelity was at full contract value with no adjustment to fair value, and participants were never restricted from transacting at contract value during the term of the contract.

During 2006, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Zions Bancorporation common stock	$22,122,667
Pooled separate accounts	5,199,146
Registered investment companies	10,233,573
$37,555,386

The Plan’s investment activity in the Company’s common stock for 2006 includes nonparticipant-directed and participant-directed transactions.  Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3.      Investments (continued)

Significant changes in net assets during 2006 relating to nonparticipant-directed and participant-directed transactions of the Company’s common stock are as follows:

Net appreciation in fair value	$22,122,667
Interest and dividends	5,044,657
Contributions	27,473,698
Net transfers from other investments	3,670,256
Benefits paid directly to participants	(15,586,860)
Net increase in net assets	42,724,418

Net assets at beginning of year	251,765,703
Net assets at end of year	$294,490,121

Short-term investment fund	$4,500,549
Zions Bancorporation common stock	289,725,170
Receivable (included with employer
contributions)	264,402
$294,490,121

4.      Transfer from Affiliated Plan

The transfer of remaining assets from an affiliated plan of $82,882,713 was from the Amegy Bank 401(k) Savings Plan, which was merged into the Plan effective July 24, 2006.  The transfer was made in accordance with ERISA provisions and with the plan and transfer agreements.  The Company acquired Amegy Bancorporation, Inc. effective December 3, 2005.

5.      Transactions with Parties-in-Interest

During 2006, the Plan received dividends for the Company’s common stock of $5,036,750.  Purchases and sales of the Company’s common stock in 2006 were $39,563,882 and $29,709,567, respectively.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

6.      Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 9, 2005 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

8.      Subsequent Events

Effective June 1, 2007, the Plan was amended to allow Roth 401(k) contributions consistent with the requirements of §402A of the Code.  Such contributions include rollovers from another Roth deferral account as described in Code §402A(e)(1) and only to the extent the rollover is permitted under Code §402(c).  Roth contributions will be treated as elective deferrals for all purposes under the Plan, including determination and allocation of the Company’s matching contributions.

Effective May 1, 2007 and June 1, 2007, respectively, the 401(k) plans of The Stockmen’s Bancorp, which the Company acquired in January 2007, and the Company’s P5 subsidiary, which was fully acquired in October 2006, were merged into the Plan in accordance with ERISA provisions and with applicable agreements.  Total assets transferred were approximately $6.1 million.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN:  87-0227400    Plan:  006

December 31, 2006

	(b)		(d)
	Identity of Issue, Borrower,	(c)	Cost of Remain-	(e)
(a)	Lessor, or Similar Party	Description of Investment	ing Assets (1)	Current Value

	FIDELITY INVESTMENTS	SHORT-TERM INV FUND (4,500,549 shares)	$4,500,549	$4,500,549
*	ZIONS BANCORPORATION	ZIONS BANCORP COM STK (3,514,290 shares)	155,009,467	289,725,170
	FIDELITY INVESTMENTS	FID MGD INC PORT II (50,563,480 shares)		50,563,480	(2)
	COLUMBIA	COLUMBIA ACORN USA Z (299,422 shares)		8,581,421
	AMERICAN BEACON FUNDS	ABF LARGE CAP VAL PA (1,113,622 shares)		25,368,312
	T. ROWE PRICE	TRP EMG MKT STOCK (38,607 shares)		1,251,240
	PIMCO FUNDS	PIM TOTAL RT INST (1,043,416 shares)		10,830,655
	RAINIER FUNDS	RAINIER SM/MID CAP (683,508 shares)		25,064,222
	EVERGREEN	EVRGRN SPEC VAL INST (323,534 shares)		8,910,138
	LOOMIS SAYLES FUNDS	LOOMIS GLBL BD INST (19,460 shares)		299,691
	MORGAN STANLEY INV MGMT	MSI INTL REAL EST A (103,463 shares)		3,602,593
	VANGUARD	VANG SM CAP IDX ADM (152,094 shares)		4,964,353
	JANUS CAPITAL	JANUS MID CAP VALUE (381,118 shares)		9,074,420
	VANGUARD	VANG MIDCAP IDX ADM (47,583 shares)		4,269,663
	VANGUARD	VANG REIT INDEX ADM (7,030 shares)		767,327
	VICTORY FUNDS	VICTORY DIVERS STK A (333,292 shares)		6,015,913
	LEGG MASON PARTNERS	LMP AGGR GROWTH A (3,598 shares)		416,198
	LOOMIS SAYLES FUNDS	LOOMIS BOND INST (358,435 shares)		5,122,038
	PIMCO FUNDS	PIM COM REAL RET I (20,756 shares)		289,751
	ALLIANCE BERNSTEIN INVESTMENTS	ALL/BERN INTL VAL AD (253,581 shares)		5,763,905
	BLACKROCK FUNDS	BLKRK INTL OPP INST (43,503 shares)		1,824,092
	FIDELITY INVESTMENTS	FID CONTRAFUND (330,289 shares)		21,534,855
	FIDELITY INVESTMENTS	FID CAPITAL & INCOME (120,070 shares)		1,067,425
	FIDELITY INVESTMENTS	FID BALANCED (237,276 shares)		4,610,269
	FIDELITY INVESTMENTS	FID FREEDOM INCOME (1,467 shares)		16,934
	FIDELITY INVESTMENTS	FID FREEDOM 2000 (125,067 shares)		1,558,335
	FIDELITY INVESTMENTS	FID FREEDOM 2010 (701,476 shares)		10,255,585
	FIDELITY INVESTMENTS	FID FREEDOM 2020 (655,061 shares)		10,173,092
	FIDELITY INVESTMENTS	FID FREEDOM 2030 (363,034 shares)		5,819,442
	FIDELITY INVESTMENTS	SPTN TOTAL MKT INDEX (15,949 shares)		631,279
	FIDELITY INVESTMENTS	SPARTAN INTL INDEX (327,381 shares)		14,450,591
	FIDELITY INVESTMENTS	SPARTAN US EQ INDEX (400,567 shares)		20,100,467
	FIDELITY INVESTMENTS	FIDELITY US BD INDEX (456,606 shares)		4,958,745
	FIDELITY INVESTMENTS	FID FREEDOM 2040 (383,462 shares)		3,635,216
	FIDELITY INVESTMENTS	FA DIVERS INTL I (196,988 shares)		4,552,401
	FIDELITY INVESTMENTS	FID FREEDOM 2005 (2,203 shares)		25,574
	FIDELITY INVESTMENTS	FID FREEDOM 2015 (44,109 shares)		538,134
	FIDELITY INVESTMENTS	FID FREEDOM 2025 (49,182 shares)		628,050
	FIDELITY INVESTMENTS	FID FREEDOM 2035 (24,105 shares)		317,945
	FAIRMONT PARK JOINT VENTURE	Commercial and residential real estate		345,484
*	PARTICIPANT LOANS	Interest rates ranging from 4.00% to 9.25%, with
		maturities through August 2017		7,960,751
				$580,385,705

*	Indicates party-in-interest to the Plan.
(1)	Only provided for nonparticipant-directed investments.
(2)	Stated at contract value.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN:  87-0227400    Plan:  006

Year Ended December 31, 2006

					(h)
(a)	(b)	(c)	(d)	(g)	Current Value	(i)
Identity of Party	Description of	Purchase	Selling	Cost of	of Asset on	Net Gain
Involved	Assets	Price	Price	Asset	Transaction Date	(Loss)

Category (iii) – a series of transactions with the same issue in excess of 5% of Plan assets:

Zions Bancorporation	Zions Bancorporation
	Common Stock	$39,563,882	$-	$39,563,882	$39,563,882	$-

	Zions Bancorporation
	Common Stock		29,709,567	16,539,849	29,709,567	13,169,718

No category (i), (ii) or (iv) reportable transactions occurred during 2006.
Columns (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

June 27, 2007	By:	/s/ Doyle L. Arnold
DOYLE L. ARNOLD,
Vice Chairman and Chief Financial
Officer of Zions Bancorporation

        F-2